December 1, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn McHale
Erin Purnell

Re:	LendingClub Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 17, 2014
File No. 333-198393

Ladies and Gentlemen:

On behalf of LendingClub Corporation (the “Company”), we are transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-198393) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2014, as amended on October 20, 2014 and November 17, 2014 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 25, 2014. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier a copy of the Amendment, which is marked to show changes from Amendment No. 2 to the Registration Statement as filed on November 17, 2014. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	We note your responses to comments 2 and 3 of our letter dated November 10, 2014; however we are not convinced that all of the investors in the private offerings became interested in those offerings by means other than the general solicitation. With regard to these investors, please include a risk factor to address the potential Section 5 liability associated with their investments in the private offerings.

The Company advises the Staff that while it believes that investors in the private offerings of certificates by an independent trust (the “Trust”) and limited partnership interests did not become interested in those investment opportunities as a result of general solicitation or general advertising, the Company has added a specific risk factor on page 35 as requested.

Securities and Exchange Commission

December 1, 2014

2.	We note your response to comment 4 of our letter dated November 10, 2014 that you will continue to file prospectus supplements pursuant to Rule 424 for all Notes supported by all standard program loans listed in the marketplace. For purposes of calculating the amount that you have used, and that remains available, on your shelf, you must include all loans for which 424s have been filed, regardless of whether or not the loans were eventually sold as Notes, certificates or whole loans. In addition, you must pay a filing fee at the time of each offering, rather than at the time of sale (to the extent Notes are not sold in the offering, you may be able to apply the fee to future registration statements). Please confirm your understanding.

The Company confirms to the Staff that it will calculate the usage of registration fees for its note registration statement based on the filing of initial prospectus supplements filed pursuant to Rule 424(b) listing all available standard program loans and not based on the amount of notes actually issued at the time of sale. The Company will monitor the amounts so used in this manner and will pay another lump sum filing fee when the most recently paid fee has become drawn down based upon the foregoing.

3.	We note your response to comment 5 of our letter dated November 10, 2014 that “two investors have opened accounts to invest in certificates by entering into a direct agreement with the Trust.” Please elaborate on this arrangement by describing the difference between these investors and the investors who hold certificates in the Trust and by providing the staff with a copy of the agreement(s). Please include appropriate disclosure in your prospectus about this investing option.

As described in the Company’s response letter to the Staff dated November 17, 2014, other than through the funds, certificate holders generally invest in certificates through managed accounts with LC Advisors, LLC (“LCA”) (or other third parties unaffiliated with the Company or LCA). In these instances, an investor enters into an investment advisory agreement with LCA (or another third party), and LCA (or the other third party) enters into a Certificate Account Opening and Maintenance Agreement with the Trust on behalf of the investor. In these cases, LCA (or the other third party) purchases and holds the certificate and establishes and executes an individualized investment strategy on behalf of the investor.

As noted, two investors have opened accounts to invest in certificates by entering into a direct agreement with the Trust. These investors have entered into the Certificate Account Opening and Maintenance Agreement directly with the Trust on their own behalf instead of through LCA (or another third party). The rights and benefits of these two investors with respect to the certificates are the same as for the above investors. The only difference is that these two investors have not entered into an advisory relationship with LCA (or the other third party) for the establishment of an individualized investment strategy and instead have elected to develop such a strategy on their own behalf.

Securities and Exchange Commission

December 1, 2014

As requested, we are supplementally providing under separate cover a form of LCA Investment Advisory Agreement and a form of Certificate Account Opening and Maintenance Agreement. The Company has also included disclosure on pages 52, 53 and 98 about this investing option.

4.	We note your response to comment 8 of our letter dated November 10, 2014. You appear to say that retail investors may have an account that allows “such investor to participate in, and have access to, both fractional and whole standard loans” and that the disclosure about “certain investors…does not relate to access to loans but….to the smaller number of investors, relative to note investors, who have sought to purchase whole loans.” Please confirm our understanding from your response that retail investors have the option to purchase whole and fractional loans or revise your disclosure.

The Company confirms that the Staff’s understanding is correct. A note investor has the option to purchase notes for whole and fractional loans.

Artwork

5.	Revise the graphic on the front cover to include the historical returns of all the Grades, rather than just Grades A-C.

The Company has revised the graphic on the front cover as requested to reflect a range of returns for Grades A-G (which represent all of the loan grades).

6.	The graphic included in the back cover is reminiscent of a pie chart and is misleading in that it does not accurately reflect the actual divisions of your classifications of borrowers and investors. Please revise the chart to include accurate representations for each category or choose a different way to present the information.

The Company has removed the graphic from the back cover.

Overview, page 1

7.	We note your response to comment 11 of our letter dated November 10, 2014. Please revise the registration statement to include the information you provided in the first paragraph of your response. In addition, please revise your discussion of your technology partners to explain what you mean by facilitating “programmatic investing.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 88.

Securities and Exchange Commission

December 1, 2014

8.	In addition, we note your statement that the relationships focus on referring borrowers to your website, however it appears that in at least one instance, Mint.com has published a blog entry by a Mint columnist discussing the virtues of investing in LendingClub and has included a “sponsored” link to your website. Please revise your disclosure or tell the staff what systems LendingClub has in place to monitor the nature of click-through referrals for which it is paying fees and to include a risk factor relating to the liability exposure.

The Company has revised its disclosure on pages 2 and 88 to include references to the referral sources for investors and borrowers. In addition, the Company advises the Staff that in the Company’s system, any potential investor that is referred to a specific landing page, which has a hyperlink to the Company’s prospectus, is directed to establish a note investment account through the Company’s standard account opening process. The account opening process contains a hyperlink to the Company’s prospectus at the bottom of every page. In order to track a referred investor, the Company’s system interacts with each referring party’s website to “tag” each referred party with a pixel that specifically identifies the referring party. This unique identifier enables the Company’s system to track the source of a referred party and pay a per-click fee to the referring party when an investor provides an email address to the Company’s site. The Company advises the Staff that it does not pay fees to referral partners based on whether or how much an investor invests. The Company has also included a new risk factor on page 23 in response to the Staff’s comment.

9.	In addition, we note that several other websites receive referral fees or click-through revenue from LendingClub and contain offers for your securities without a prospectus or include articles promoting investment in your Notes. The LendingClub landing page for these links also includes an offer for Notes without a link to a prospectus (https://www.lendingclub.com/landing/partner.action?partnerID=74189). Rather than referencing 100% returns for investors with over $20,000 invested, it may be more accurate to include the returns for an average investment by retail investors and provide the returns by grade for all your notes (not just A to C). Please include a risk factor which addresses the liability posed by these links.

We advise the Staff on behalf of the Company that the Mint blog post noted is from 2011 and the page to which it links is being removed. This landing page did have a hyperlink to the prospectus in footnote 2 that states:

“Notes offered by prospectus filed with the SEC and you should review the risks and uncertainties described in the prospectus prior to investing in the Notes.”

Furthermore, it is the Company’s policy, part of the Company’s internal legal review process and part of the partner auditing process that all landing pages from investor referral partners contain at least one link to the Company’s prospectus (for example, please see: https://www.lendingclub.com/landing/partner.action?partnerID=75118&AID=10880284&PID=6365402). Moreover, during the account opening process, the potential investors represent and warrant to the Company that they have received and reviewed the prospectus, further highlighting the risks and uncertainties of the investment. The Company will also include on the landing page historical returns for all grades of notes, similar to what is set forth in response to comment 5. As noted in the response to comment 8, the Company has included a new risk factor on page 23.

Securities and Exchange Commission

December 1, 2014

10.	Please tell us whether LendingClub has ever compensated anyone affiliated with Lendingclubipo.com in any way.

The Company advises the Staff that it has no relationship with respect to the referenced website and has never compensated anyone affiliated with the noted website.

How our Marketplace Works, page 92

11.	From the investor perspective, this graphic reflects only an investment in notes, which account for a minority portion of your investments. Accordingly, revise the graphic to reflect the investment experience of those investing in the certificates and the whole loans or add separate sections to address these modalities.

The Company has removed the “How Our Marketplace Works” section from the Registration Statement.

Principal and Selling Stockholders, page 137

12.	For each of the entities listed on page 138, please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker- dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The Company respectfully advises the Staff that, based on information provided by each of the selling stockholders listed in the Amendment, none of the selling stockholders are broker-dealers or affiliates of broker-dealers and each selling stockholder acquired the Company’s securities as an investment.

13.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

The Company respectfully refers the Staff to its response to comment 12.

14.	If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company respectfully refers the Staff to its response to comment 12.

Securities and Exchange Commission

December 1, 2014

15.	Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly. We may have further comment.

The Company respectfully refers the Staff to its response to comment 12.

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Securities and Exchange Commission

December 1, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans, at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Renaud Laplanche, Chief Executive Officer
Carrie Dolan, Chief Financial Officer
Jason Altieri, General Counsel and Compliance Officer
LendingClub Corporation

Cynthia C. Hess, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Kurt J. Berney, Esq.
Eric C. Sibbitt, Esq.
O’Melveny & Myers LLP